Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,
(dollars in thousands)	2007	2006
Earnings: (Loss) income before provision for income taxes	$ (46,868)	$199,304
Interest expense	297,666	254,086
Implicit interest in rents	5,367	4,983
Total earnings	$256,165	$458,373
Fixed charges: Interest expense	$297,666	$254,086
Implicit interest in rents	5,367	4,983
Total fixed charges	$303,033	$259,069
Ratio of earnings to fixed charges	0.85	1.77

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